Captivision Inc.

298-42 Chung-buk Chungang-ro Chung-buk,

Pyeong-taek, Gyounggi, Republic of Korea

May 14, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Bradley Ecker

Mr. Evan Ewing

Re:	Captivision Inc.

Registration Statement on Form F-1

File No. 333-276243

Dear Messrs. Ecker and Ewing:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Captivision Inc. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 pm Eastern Time on May 16, 2024, or as soon thereafter as practicable.

Please call Will Burns of Paul Hastings LLP at (713) 860-7352 to provide notice of the effectiveness of the Registration Statement.

Very truly yours,

Captivision Inc.

By:	/s/ Gary R. Garrabrant
Name:	Gary R. Garrabrant
Title:	Chief Executive Officer